August 29, 2019

Via Certified US Mail and E-mail

All for One Media Corp. and
Board of Directors of All for One Media Corp.
236 Sarles St.
Mt. Kisco, NY 10549
brian@entbrands.com

Re: Resignation from Board of Directors

Dear Board of Directors:

I hereby notify you and the company, in accordance with Section 2.4 of that certain Agreement to Serve as Corporate Director by and between me and All for One Media Corp., of my resignation from my position as a member of the Board of Directors of All for One Media Corp., together with any other office or appointment held by me with the company and any affiliate of the company, effective immediately. I believe that my positions as both a shareholder and creditor of the company necessitate that I do so at this time to avoid any potential conflict of interests.

Very truly yours,

Brian Gold